Voya Law Department

J. Neil McMurdie Senior Counsel (860) 580-2824 Fax: (860) 580-4897 Neil.mcmurdie@voya.com

November 21, 2014

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	Voya Insurance and Annuity Company and its Separate Account B
Pre-Effective Amendment No. 1 to Registration Statement on Form N-4
Prospectus Title: Voya PotentialPLUS Annuity
File Nos. 333-196391 and 811-05626

Ladies and Gentlemen:

Separate Account B of Voya Insurance and Annuity Company, Registrant, and Directed Services LLC, as principal
Underwriter, hereby request acceleration of the above Registration Statement to December 12, 2014, in accordance with
Rule 461 of the Securities Act of 1933.

Please call or email me with questions or comments.

Sincerely,

/s/ J. Neil McMurdie
J. Neil McMurdie
Senior Counsel

Windsor Site	Voya Services Company
One Orange Way, C2N
Windsor, CT 06095